EXHIBIT 3.34

ARTICLES OF ORGANIZATION
RTM ACQUISITION COMPANY, L.L.C.

1. NAME: The name of the limited liability company is RTM Acquisition Company, L.L.C. (the “Company”).

2. MANAGEMENT. Management of the Company is vested in one or more managers.

          IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on 4th day of April, 1997.

By:	/s/ J. Russell Welch

J. Russell Welch, Member